Stolt Offshore S.A.                                           [Graphics Omitted]

               Stolt Offshore S.A. Announces Third Quarter Results

London, England - October 12, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), announced today unaudited results for the third quarter and nine months which ended on August 31, 2005.

Important Note : In anticipation of the sale of the NAMEX region shallow water assets, the results of this part of the business are now reported as discontinuing operations, as was the case in the second quarter.



--------------------------------------------------------------------------------------------------------------------------
                                                       Third Quarter Ended                    Nine Months Ended
                                               ------------------------------------- -------------------------------------
 in $ millions                                      Aug.31.05          Aug.31.04          Aug.31.05          Aug.31.04
                                                    Unaudited          Unaudited          Unaudited          Unaudited
                                                ------------------- ----------------- ------------------ -----------------
 Net operating revenue                                   $347.8            $272.3          $1,019.9             $775.7
 Gross profit                                              67.9              62.2             157.9               71.1
 Net operating income from continuing                      42.9              42.5             100.2               36.9
 operations
 Net income from continuing operations                     30.7              30.9              57.0                6.7
 Loss from discontinuing operations                       (6.6)            (18.2)            (16.7)             (24.9)

 Net income/(loss)                                         24.1              12.7              40.3             (18.2)
--------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA                                         Third Quarter Ended                    Nine Months Ended
                                                ------------------- ----------------- ------------------ ------------------
 in $                                               Aug.31.05          Aug.31.04          Aug.31.05          Aug.31.04
                                                    Unaudited          Unaudited          Unaudited          Unaudited
---------------------------------------------------------------------------------------------------------------------------
 Earnings per share continuing operations              $0.16              $0.16             $0.30              $0.05
 Loss per share discontinuing operations              $(0.03)            $(0.09)           $(0.09)            $(0.17)
 Earnings/(loss) per share                             $0.13              $0.07             $0.21             $(0.12)


 Weighted-average common shares and common            191.2              190.5             190.9              146.7
 share equivalents issued (Basic)
--------------------------------------------------------------------------------------------------------------------------

Third Quarter Highlights
- Solid financial performance delivering $24.1 million net income
- $499 million in contract awards during the quarter
- AFMED - sustained high levels of activity and profitability on multiple contracts
- NEC - maximised utilisation of assets; strong tendering
- NAMEX - strong post-hurricane IMR work, offset by Trinidad pipelay campaign
- SAM - dry dockings completed; substantial upturn in tendering
- AME - presence enhanced with SapuraCrest Petroleum joint venture

Post Quarter Highlights
- CS Pertinacia taken on charter for six year period, with three year option
- $366 million in new contract awards announced since quarter end, including $280 million Moho Bilondo contract

    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172

Tom Ehret, Chief Executive Officer, said, "Stolt Offshore has continued to make good progress throughout the third quarter, with operational performance and earnings very much as planned. The pace of our backlog build has picked up both during the third quarter and since the quarter end. Our continuing businesses now have high quality backlog cover for some eighteen months ahead.

With the AFMED and NEC regions now both performing impressively, one of Stolt Offshore's core objectives going forward is to develop its other regions to take equal advantage of their market opportunities. During 2005, Stolt Offshore has taken significant steps in this regard with the reorientation of its NAMEX operations to focus on deepwater in the Gulf of Mexico and, in Asia Pacific, the joint venture with SapuraCrest Petroleum should position us ahead of our competitors in this region. In Brazil, we have stepped up tendering in response to recent market growth. To support activity throughout the Group, we have announced significant enhancements to our fleet resources through the charter and planned modification of the Polar Queen and the CS Pertinacia."

Operating Review
Africa and the Mediterranean Region (AFMED) In what continues to be a strong market with high levels of activity, the final part of the construction work on the ChevronTexaco Benguela Belize project was completed during the quarter and the Total Amenam II project saw significant progress with the delivery of the flowline system. Extensive maintenance and upgrading work took place on the Seaway Polaris during the seasonal bad weather months of July and August. Construction activity in the region will remain high during the fourth quarter, mainly on the ExxonMobil Erha and EPC2B East Area projects. Tendering activity for 2008 installation work is now increasing.

Northern Europe and Canada Region (NEC) The North Sea market continued to be very busy with full utilisation of all ships and other key assets, and we expect this activity level to continue through the fourth quarter. Progress on the Langeled project was below our expectations due to unseasonally bad weather, although the complex bypass of the Sleipner platforms went smoothly and ahead of schedule. The level of tendering for new installation work in 2007 is high.

North America and Mexico Region (NAMEX) Inspection, maintenance and repair work following hurricanes Ivan and Katrina has kept assets in this sector fully utilised at strong margins. The Trinidad pipelay projects have continued throughout the quarter, broadly according to plan, despite an operational incident, and they are now scheduled to complete early in 2006. The regulatory review by the US Department of Justice of the sale to Cal Dive of our shallow water assets in this region continues to progress.

South America Region (SAM) The recent substantial increase in Petrobras' E&P budget has presented a range of opportunities, and we are preparing tenders for several projects which would grow our business in Brazil. The losses reported in the second and third quarters are due to an unusually heavy schedule of dry-dockings of the Seaway Condor and the Seaway Harrier, involving a total of 15 weeks in which one or other ship was not generating revenues. The work included re-classification, a statutory requirement, which is undertaken every two and a half years, and a 20-year re-certification of the Seaway Harrier's diving system. Both ships have now returned to full operation under long-term contracts to Petrobras.

Asia and the Middle East Region (AME) In an active quarter in this region, where we are now starting to see an emerging deepwater market, the Seaway Hawk was fully occupied on the Sakhalin project for Nippon Steel. Steady progress was made on the Santos Casino project in Australia on which the Seaway Falcon is to commence pipelaying in the fourth quarter.

On August 30, 2005 Stolt Offshore announced the signing of a Co-operation Agreement to establish a joint venture with SapuraCrest Petroleum, the leading Malaysian oil service company. The joint venture, which is subject to Malaysian government approval, will take over the build and operation of the Sapura 3000, a new-build heavy lift and pipelay vessel designed to be the most advanced deepwater construction ship in the growing Asia Pacific region. We are now bidding the Sapura 3000

    Registered Office: 26, ure Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172
for deepwater construction work in 2007 and beyond. The fixed costs in this region have started to increase reflecting the new business model.

Financial Review
The third quarter delivered Adjusted EBITDA(a) of $57.3 million. The Company had gross cash of $99.3 million and debt of $9.5 million at the quarter end, providing a net cash position of $89.8 million. This net cash position is after taking account of the effect of advance billings to customers on projects totaling $249 million, compared to $206 million in the second quarter.

The FAS 133(b) non-cash charge/credit relating to the mark-to-market of foreign exchange forward contracts continues to be reported through the profit and loss account. The credit for the third quarter ending August 31, 2005 is $0.6 million, representing a $17.1 million mark-to-market pre-tax liability, compared to $17.7 million as of and for the period ended May 31, 2005.

The third quarter charge for Selling, General and Administrative expenses incorporates $9.1 million in relation to the Management Incentive Plan, largely reflecting the share price appreciation in the quarter. This figure includes a cash element of $0.6 million and a non-cash provision of $8.5 million in respect of share options.

Asset Development
The Asset Development group concluded the recently announced charter of CS Pertinacia for six years from 2007, plus an additional three year option, providing additional capacity and flexibility for the fleet. As with the Polar Queen charter announced in April 2005, this vessel will undergo modifications in order to provide Stolt Offshore with a versatile asset for flexible pipelay and subsea construction activities.

Current Trading and Outlook
The backlog(1) for continuing operations on August 31, 2005 was $1,866 million, of which $510 million is targeted for execution throughout the remainder of 2005. The Company also held an additional $634 million in pre-backlog(2) at quarter end.

-------------------------------------------------------------------------
In $ millions as at         Aug.31.05        May.31.05         Aug.31.04
-------------------------------------------------------------------------
Backlog (Contracts)          1,866            1,715             1,585
-------------------------------------------------------------------------

(1) Restated to exclude amounts related to discontinuing operations in the NAMEX region of $50 million (Aug.31.05), $63 million (May.31.05) and $165 million (Aug.31.04)

(2) Pre-backlog includes the value of letters of intent and the expected value of escalations on frame agreements

With a strong level of activity through the fourth quarter, Stolt Offshore remains confident it will meet expectations for full year financial performance after the one off non-cash adjustments for FAS 133 and the share based Management Incentive Plan.

Now that customers' exploration and production budgets are showing strong and consistent growth through 2007 and beyond, there is a general consensus that the oil services sector faces a secure long term up-cycle. Evidence of this has been provided by the early cycle players, such as seismic services and drill rig contractors who are exceeding previous peaks of activity. As a mid-to-late cycle player Stolt Offshore is now seeing a steady improvement in market conditions which we anticipate will translate into stronger earnings as our more recently bid contracts are executed over the next two years.

As the subsea engineering and construction sector is now looking at a number of years of steady growth, asset utilisation should continue to be close to capacity. Stolt Offshore therefore maintains its strategy to selectively grow its fleet with commercially attractive charter and joint venture relationships where these offer substantial up-side in earnings opportunities in the medium term.

    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172

(a) Adjusted EBITDA: The calculation of Adjusted EBITDA equates to net income after adding back taxes $14.8m, deducting interest $0.1m, adding back depreciation and amortisation $17.7m (including dry dock amortisation of $3.2m), adding back impairment $1.0m and deducting gains and losses on sales of investments and fixed assets $0.2m. Management believes that Adjusted EBITDA is a useful measure of operating performance, to help determine the ability to incur capital expenditure or service indebtedness, because it is not affected by non-operating factors such as leverage and the historic cost of assets. However, Adjusted EBITDA does not represent cash flow from operations as defined by US generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to earnings from operations under US generally accepted accounting principles for purposes of evaluating results of operations.

(b) FAS133 - The Company has a policy of economically hedging its foreign exchange exposure under which forward contracts are used to fix the exchange rate of commitments in currencies other than the US Dollar. As a consequence of the Group's current legal structure, the Company has concluded that these transactions cannot be designated as accounting hedges in accordance with FAS133.

********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


------------------------------------------------------------------------------------------------------------------
Conference Call Information                                Replay Facility Details
------------------------------------------------------------------------------------------------------------------
Lines will open 10 minutes                                 This facility is available from 5pm UK
prior to conference call                                   Time (12 noon EDT*) Wednesday 12 October
                                                           2005, until 11pm UK Time (6 pm EDT*)
Date:  Wednesday 12 October 2005                           Wednesday 19 October 2005.
Time:  3 pm UK Time (10 am EDT*)

Conference Dial In Numbers:                                Conference Replay Dial In Numbers:
---------------------------                            ----------------------------------
UK Toll Free           :   0800 901 2160                   UK Toll Free           :   0800 559 3271
USA                    :   +1 718 354 1153                 USA                    :   +1 718 354 1112
Norway                 :   +47 2316 2772                   France                 :   +33(0)1 71 23 0248
France                 :   +33(0)1 7123 0416               Italy                  :   +39 026 968 2247
Italy                  :   +39 026 968 2340                Netherlands            :   +31(0)20713 2791
Netherlands            :   +31(0)2 0713 3402               Germany                :   +49(0)69 2222 20418
Germany                :   +49(0)69 2222 2218
                                                           International Dial In  :   +44 20 7784 1024
International Dial In  :   +44 20 7784 1005
                                                           Passcode               :   9842770#
*EDT = Eastern Daylight Saving Time

------------------------------------------------------------------------------------------------------------------

Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
                  ---------------------

Contacts:
Julian Thomson/Deborah Keedy             Patrick Handley (UK)/Ellen Gonda (US)
Stolt Offshore S.A.                      Brunswick Group
UK +44 1932 773764 or +44 1932 773767    UK +44 207 404 5959
US  +1 877 603 0267 (toll free)          US +1 212 333 3810
julian.thomson@stoltoffshore.com         phandley@brunswickgroup.com
deborah.keedy@stoltoffshore.com          egonda@brunswickgroup.com

                                   -End Text-

                                -Tables Follow-

    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in $ millions, except per share data)


                                                          Three Months Ended                      Nine Months Ended

                                                       Aug.31.2005         Aug.31.2004         Aug.31.2005        Aug.31.2004
                                                        Unaudited           Unaudited           Unaudited          Unaudited


                                                      ---------------    -----------------    ---------------    ---------------

Net operating revenue                                          347.8                272.3            1,019.9              775.7
Operating expenses                                           (279.9)              (210.1)            (862.0)            (704.6)
                                                      ---------------    -----------------    ---------------    ---------------

Gross profit                                                    67.9                 62.2              157.9               71.1

Share of net income of non-consolidated joint                    6.8                  1.4               14.5               14.2
Ventures
Selling, general and administrative expenses                  (32.1)               (17.4)             (80.4)             (74.7)
Impairment of long lived fixed assets                          (1.0)                (0.8)              (1.0)              (4.3)
Gains/(losses) on disposal of subsidiaries and long              0.2                (0.8)                8.1               32.0
lived assets
Other operating income/(expense)                                 1.1                (2.1)                1.1              (1.4)
                                                      ---------------    -----------------    ---------------    ---------------

Net operating income from continuing operations                 42.9                 42.5              100.2               36.9

Interest income/(expense), net                                   0.1                (3.1)              (0.7)             (11.5)
Foreign exchange gain/(loss)                                     2.8                    -             (10.7)                1.8
                                                      ---------------    -----------------    ---------------    ---------------

Income from continuing operations before taxes and              45.8                 39.4               88.8               27.2
minority interests
Income tax provision                                          (14.8)                (6.0)             (25.9)             (17.5)
                                                      ---------------    -----------------    ---------------    ---------------

Income from continuing operations before minority               31.0                 33.4               62.9                9.7
interests
Minority interests                                             (0.3)                (2.5)              (5.9)              (3.0)

                                                      ---------------    -----------------    ---------------    ---------------
Net income from continuing operations                           30.7                 30.9               57.0                6.7

Loss from discontinuing operations                             (6.6)               (18.2)             (16.7)             (24.9)

                                                      ---------------    -----------------    ---------------    ---------------
Net income/(loss)                                              $24.1                $12.7              $40.3            $(18.2)
                                                      ---------------    -----------------    ---------------    ---------------

PER SHARE DATA
   Net earnings/(loss) per share
   Basic
   Continuing operations                                       $0.16                $0.16              $0.30              $0.05
   Discontinuing operations                                  $(0.03)              $(0.09)            $(0.09)            $(0.17)
                                                      ---------------    -----------------    ---------------    ---------------
   Net earnings/(loss)                                         $0.13                $0.07              $0.21            $(0.12)
                                                      ---------------    -----------------    ---------------    ---------------
   Diluted
   Continuing operations                                       $0.16                $0.16              $0.29              $0.05
   Discontinuing operations                                  $(0.04)              $(0.09)            $(0.08)            $(0.17)
                                                      ---------------    -----------------    ---------------    ---------------
   Net earnings/(loss)                                         $0.12                $0.07              $0.21            $(0.12)
                                                      ---------------    -----------------    ---------------    ---------------

Weighted average number of Common Shares and Common
Share equivalents outstanding
   Basic                                                       191.2                190.5              190.9              146.7
   Diluted                                                     195.4                192.6              194.8              146.7

SELECTED INFORMATION
Capital expenditures                                            20.5                 12.5               64.9               20.3
Depreciation and amortisation                                   14.5                 14.6               43.6               46.4
Dry-dock amortisation                                            3.2                  2.4                9.4                8.0

    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                           As at                           As at
                                                               Aug.31.2005         Aug.31.2004       November 30, 2004
                                                                Unaudited           Unaudited           Audited(a)


                                                            ----------------    -----------------   ---------------------
     ASSETS

          Cash and cash equivalents                                       99.3              297.7                 135.0

          Other current assets  (b)                                      484.9              320.9                 338.5

          Fixed assets, net of accumulated depreciation                  458.4              510.3                 499.8

          Other non-current assets                                        83.3               74.2                 106.4

          Assets held for sale                                            63.0               21.9                  29.3

                                                            -------------------    ----------------   -------------------

                                                                       1,188.9            1,225.0               1,109.0
          Total assets
                                                            ===================    ================  ====================

     LIABILITIES AND SHAREHOLDERS' EQUITY

          Current portion of
          Long term debt and capital lease obligations                     0.8               40.0                     -

          Accounts payable and accrued liabilities                       753.6              576.8                 627.9

          Long term debt and capital lease obligations                     8.7              239.8                  69.7

          Minority interests                                              21.0               31.4                  35.3

          Other non-current liabilities                                   42.8               32.2                  45.6

          Liabilities held for sale                                          -               21.6                  15.9

          Shareholders' equity

               Common Shares                                             385.0              382.8                 382.8

               Paid-in-surplus                                           462.8              447.6                 449.3

               Deficit                                                 (490.2)            (553.8)               (530.5)

               Accumulated other comprehensive income                      5.4                7.6                  14.0

               Treasury stock                                            (1.0)              (1.0)                 (1.0)

                                                            ------------------- ------------------  --------------------
                   Total shareholders' equity                            362.0              283.2                 314.6


                                                            ------------------- ------------------  --------------------
                   Total liabilities and shareholders'                 1,188.9            1,225.0               1,109.0
                   equity
                                                            =================== ==================  ====================


           Cash and cash equivalents                                      99.3              297.7                 135.0
           Current portion of long term debt and capital                 (0.8)             (40.0)                     -
           lease Obligations
           Long term debt and capital lease obligations                  (8.7)            (239.8)                (69.7)

                                                            ------------------- ------------------  --------------------
          Total cash and cash equivalents net of                          89.8               17.9                  65.3
          interest-bearing debt and capital lease obligations

                                                            =================== ==================  ====================


(a) These figures have been extracted from the Annual Report and Accounts 2004.
(b) As at August 31, 2005 a total of $29.0 million of claims and variation orders not yet formally agreed with customers has been included in other current assets. This compares to $16.3 million and nil of claims and variation orders included in other current assets at August 31, 2004 and November 30, 2004 respectively.

    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.



 --------------------------------------------------------------------------------------------------------------------------------
 For the three months ended
 August 31, 2005                            AFMED        NEC       NAMEX (c)      SAM         AME       Corporate       Total
--------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $128.6       $182.8        $6.2       $12.6       $16.3          $1.3       $347.8
 Net operating revenue - internal (b)          $19.4        $43.1        $0.2        $5.1        $0.7          $0.6            -
 Income/(loss) from operations                 $13.8        $25.8      ($0.2)      ($0.3)      ($0.9)          $4.7        $42.9
     Interest income, net                                                                                                   $0.1
     Foreign exchange gain                                                                                                  $2.8

--------------------------------------------------------------------------------------------------------------------------------
 Income before taxes, minority interests                                                                                   $45.8
 and discontinuing operations
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
 For the three months ended
 August 31, 2004                            AFMED        NEC       NAMEX(c)       SAM         AME       Corporate       Total
--------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $120.7       $109.5        $4.6       $12.7        $5.8         $19.0       $272.3
 Net operating revenue - internal (b)          $13.3        $16.1        $2.6        $4.9        $0.3        ($0.6)            -
 Income/(loss) from operations                  $7.4        $27.6      ($2.6)        $2.0        $0.1          $8.0        $42.5
     Interest expense, net                                                                                                ($3.1)
     Foreign exchange gain/(loss)                                                                                              -

 --------------------------------------------------------------------------------------------------------------------------------
 Income before taxes, minority interests                                                                                   $39.4
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
 For the nine months ended
 August 31, 2005                            AFMED        NEC       NAMEX(c)       SAM         AME       Corporate        Total
--------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $481.4       $414.5       $35.5       $37.2       $40.4         $10.9     $1,019.9
 Net operating revenue - internal (b)          $68.6        $76.5       $14.9       $14.5        $1.5          $1.8            -
 Income/(loss) from operations                 $55.7        $39.4        $0.6        $2.1      ($1.4)          $3.8       $100.2
     Interest expense, net                                                                                                ($0.7)
     Foreign exchange loss                                                                                               ($10.7)

 --------------------------------------------------------------------------------------------------------------------------------
 Income before taxes, minority interests                                                                                   $88.8
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
 For the nine months ended
 August 31, 2004                            AFMED        NEC       NAMEX(c)       SAM         AME       Corporate       Total
--------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $340.2       $270.4       $19.2       $40.7       $19.6         $85.6       $775.7
 Net operating revenue - internal (b)          $50.5        $43.5        $7.5       $13.9        $0.8          $1.2            -
 (Loss)/income from operations               ($41.9)        $51.2      ($4.6)       $12.3      ($0.0)         $19.9        $36.9
     Interest expense, net                                                                                               ($11.5)
     Foreign exchange gain                                                                                                  $1.8

 --------------------------------------------------------------------------------------------------------------------------------
 Income before taxes, minority interests                                                                                   $27.2
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

(a) Four customers accounted for more than 10% of the Company's revenue from continuing operations for the quarter ended August 31, 2005. The revenue from these customers was $235.7 million and was attributable to the AFMED, AME and NEC regions. Four customers in the nine-month period ended August 31, 2005 accounted for more than 10% of the Company's revenue from continuing operations. The revenue from these customers was $629.0 million for the nine-months ended August 31, 2005 and was attributable to the AFMED, AME, NAMEX and NEC regions. One customer and two customers each individually accounted for more than 10% of the Company's revenue from continuing operations for the quarter and nine-months respectively, ended August 31, 2004. The revenue from these customers was $30.9 million for the quarter and $194.8 million for the nine months ended August 31, 2004. The revenue from these customers was attributable to the AFMED and NEC regions.
(b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.
(c)  Losses from discontinuing operations are excluded.


                                     - End -

    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172